Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, Tennessee 38125

September 28, 2012

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Mueller Industries, Inc. Request for Withdrawal of Registration Statement on Form S-3ASR File No. 333-182906

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mueller Industries Inc., a Delaware corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3ASR (File No. 333-182906) as filed with the Commission on July 27, 2012, together with all exhibits thereto (the “Registration Statement”).

The Registration Statement was originally filed to register shares of the Company’s common stock formerly owned by BEI-Longhorn, LLC, a Delaware limited liability company (“BEI”), for resale (the “Resale Securities”).  The Registration Statement was automatically declared effective by the Commission upon its filing. However, because the Company (i) has repurchased all of the Resale Securities formerly owned by BEI, (ii) no securities were offered or sold pursuant to the Registration Statement and (iii) has elected, at this time, not to pursue the registration of the Resale Securities pursuant to the Registration Statement, the Company has determined that it is consistent with the public interest and the protection of investors to withdraw the Registration Statement at this time.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Serge Benchetrit of Willkie Farr & Gallagher LLP, legal counsel to the Company, via fax at (212) 728-9798 or via mail at Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019.

If you have any questions regarding this application for withdrawal, please contact Serge Benchetrit of Willkie Farr & Gallagher LLP at (212) 728-8798.

Sincerely,

Mueller Industries, Inc.

/s/ Gary C. Wilkerson
Gary C. Wilkerson
Vice President, General Counsel and Secretary

cc:              Serge Benchetrit, Willkie Farr & Gallagher LLP